Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

From:	Bal Dail
To:	Aon Consulting and Hewitt Consulting
Subject:	Announcing Aon Hewitt’s Global Consulting Leadership

Greetings! I am truly honored to be given the opportunity to lead Aon Hewitt’s consulting organization once the merger is complete. The potential of our combined firms to serve our clients with distinction and create broader professional opportunities for our associates is tremendous. I look forward to meeting with many of you to hear your ideas on how to best integrate our two consulting businesses.

I’ve been thinking a great deal about what we want to be known for around the world. It may be as simple and as significant as this—we are helping our clients solve three of the biggest issues that corporations and nations face today: health, retirement, and talent. Our aspirations go beyond delivering our current solutions. Our mission is to create the ideas that will revolutionize the way clients tackle these challenges in the future. Imagine the pride of looking back ten years from now and saying our firm drove significant innovations that changed the way the world addresses these issues. That’s the power of Consulting at Aon Hewitt. That’s the opportunity before us.

Aon Hewitt’s Global Consulting Leadership

I’ve been working closely with Eric Fiedler, Kathryn Hayley, and Yvan Legris, the current leaders of our respective consulting organizations, to identify the senior leadership team for our consulting segment post close. While we don’t have every leader identified yet, we have finalized the structure and identified the primary regional, practice, and functional leaders. Rather than wait for the plans for every position to be finalized, we are announcing our current plans for the leadership team. This will allow us to begin integration planning for Aon Hewitt’s consulting business in earnest.

Support Functions
Joe Tautges Operations
Mark Blumenthal Finance
Neela Seenandan Human Resources (Interim)
Ash Patel Technology
Bal Dail Consulting CEO, Aon Hewitt
Regional P&Ls
Kathryn Hayley Americas
TBD Canada
Yvan Legris Europe
Edouard Merette APAC
Other Major Practices / P&Ls
Mary Moreland U.S. RFM
John Zern U.S. Health & Benefits
Andy Cox UKI
Piyush Chaudhari EMEA
Global Practices
Brian Dunn Global Compensation
Ken Sperling Global Health & Benefits
Andrew Tunningley Global Investment Consulting
Cecil Hemingway Global Retirement
Piyush Chaudhari Global Benefits
Pete Sanborn Global Talent & Engagement
Alistair Connell Chief Broking Officer
Consulting Executive Committee
Consulting Operating Committee
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Consulting Practice Committee

Regional P&L (Profit and Loss) Leaders

We’ve identified exceptional leaders to head up our most significant regions after the closing. Each will report to me and be a member of the Consulting Executive Committee.

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Kathryn Hayley will become CEO, Consulting—Americas, which includes our U.S. and Latin America operations. She is currently co-CEO of Aon Consulting, focusing primarily on the U.S., Canada, and Latin America.

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We are in the midst of selecting a leader for Canada. We are fortunate to have an internal bench of qualified leaders. Once we have finalized the leadership and structure for our Canadian Benefits Administration business, we will clarify reporting relationships across the region.

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Yvan Legris will become CEO, Consulting—Europe, which includes our UK & Ireland (UKI) and EMEA (Europe, The Middle East, and Africa) operations. He will also oversee our Benefits Administration operations in Europe. Yvan is currently President of Hewitt Consulting.

■	Edouard Merette will become CEO, Consulting—Asia Pacific. He is currently CEO of Aon Consulting, Asia Pacific.

Other P&L Leaders

Because of the importance of their respective businesses to our overall results, we plan to include five additional leaders on Aon Hewitt’s future Consulting Executive Committee.

■	Andy Cox will lead the UK & Ireland (UKI) region, reporting to Yvan Legris. He is currently Managing Director of Hewitt’s UKI Consulting Business.

■	Piyush Chaudhari will lead the EMEA region reporting to Yvan Legris. He is currently CEO of Aon Consulting, EMEA.

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Brian Dunn will lead the Global Compensation Practice reporting to me. Brian will focus on industry verticals. Our broad based compensation and executive compensation practices will remain in the regions and we will evaluate how this will operate in the coming months. He is currently the leader of Global Compensation for Aon Consulting.

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Mary Moreland will lead the U.S. Retirement and Financial Management (RFM) business reporting to Kathryn Hayley. She is currently Hewitt’s North American RFM Practice Leader, which includes both retirement and investment consulting services.

■	John Zern will lead the U.S. Health & Benefits business reporting to Kathryn Hayley. He is currently the U.S. Health & Benefits Practice Leader of Aon Consulting.

Global Practice Leaders

In addition, we plan to name practice leaders to drive our innovation and thought leadership agenda. The practice leader will chair a committee of thought leaders in their practice from around the world. The practice committee will be responsible for developing and maintaining tools, standards and service offerings for the practice globally. They will also serve as the catalyst for new ideas and products. We may add additional global practices to this group in the future as we fine-tune our strategy. After the closing, each of these leaders will report to me.

■	Global Compensation will be led by Brian Dunn.

■	Global Health and Benefits will be led by Ken Sperling. He is currently Hewitt’s U.S. Health Management Practice Leader.

■	Global Retirement will be led by Cecil Hemingway. He is currently the U.S. Retirement Practice Leader for Aon Consulting.

■	Global Benefits will be led by Piyush Chaudhari. He will have a dual reporting relationship to me and Yvan Legris.

■	Global Investment Consulting will be led by Andrew Tunningley. He is currently Hewitt’s Global Strategy Leader for Investment Consulting.

■	Global Talent & Organisation will be led by Pete Sanborn. He is currently Hewitt’s Global HR Effectiveness Practice Leader.

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Alistair Connell will serve as our Chief Broking Officer. In addition, both the UK Benefits Solutions business and Ireland will report into Alistair, Alistair will have a dual report into Andy Cox. He is the current CEO of Aon Consulting, UK.

Having dedicated global practice leaders with strong practice committees will be essential to nurturing the kind of innovations needed to solve our clients’ toughest issues. If we aspire to solve issues like delivering affordable healthcare globally, then our investment in innovation and thought leadership is critical.

Functional Leaders

A team of functional leaders will support the business after the closing. Each will serve on the Consulting Operating committee.

■	Joe Tautges will become Consulting’s COO for Aon Hewitt reporting to me. He is currently VP Finance and Chief Accounting Officer for Hewitt.

■	Mark Blumenthal will become Consulting’s CFO for Aon Hewitt. He is currently the Chief Financial Officer for Aon Consulting. Mark will have a dual reporting relationship to Scott Ordway and me.

■	Neela Seenandan will become Consulting’s Global Head of HR for Aon Hewitt on an interim basis, in addition to her previously announced role as Global Head of HR for Aon Hewitt.

■	Ash Patel will become Consulting’s Chief Information Officer (CIO) for Aon Hewitt. He is currently the CIO of Aon Consulting. Ash will have a dual reporting relationship to David Baruch and me.

How we drive cross-sell activities with the consulting business, across Aon Hewitt and across Aon is essential to our long-term success. We are still working on a design for the sales and account structure that will best support the combined business. We are taking the time to ensure we get this right from the start.

Aon Hewitt’s Global Consulting Leadership Committees

After the closing, we plan to form three leadership committees to manage the business, each with a different charter.

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The Consulting Executive Committee will set strategic direction for the global business. Council members will include the major P&L leaders: Bal Dail, Kathryn Hayley, Canadian CEO (tbd), Yvan Legris, Edouard Merette, Mary Moreland, John Zern, Andy Cox, Piyush Chaudhari, and Brian Dunn.

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The Consulting Operating Committee will be the primary management body for the business. In addition to the P&L leaders named above, the committee will include key functional leaders: Joe Tautges, Mark Blumenthal, Neela Seenandan, and Ash Patel.

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The Consulting Practice Committee will be responsible for identifying innovative client solutions across and between each of our major practice areas and finding new ways to accelerate growth. Council members will include our global practice leaders: Brian Dunn, Ken Sperling, Andrew Tunningley, Cecil Hemingway, Piyush Chaudhari, Pete Sanborn, and Alistair Connell. The practice leaders will each chair a global practice committee in their area. The practice leaders will also meet at regular intervals with the Consulting Executive Committee to report on their practice, product, and thought-leadership initiatives.

Leader Transitions

We are still building out our plans for the next levels of the organization. As we double the size of our consulting operations, most roles are increasing in scope. Many of our current senior leaders will be named to expanded roles when we identify the next level of the organization. It is inevitable that some valued leaders will pursue outside opportunities once the transaction is complete. While most of these decisions will be made post-close, some will become clear as we work through the major organizational announcements.

In that vein, Eric Fiedler, President of Consulting for Hewitt, has decided to leave the new organization to pursue opportunities in China. He will continue to manage day-to-day operations of Hewitt Consulting and support the integration until close. Eric has been a respected and valued leader for Hewitt in his 15 years with the firm. We thank him for his many contributions and for his gracious offer to work with Edouard and me over the next six months to make the integration of our businesses in APAC as seamless as possible.

What’s Next?

Having announced our plans for the senior leaders for Consulting, we can now launch the majority of our integration planning teams. We will also begin having conversations with leaders across both firms to identify the regional leadership teams and the practice committees by area. As in the past, these efforts will be carefully managed to ensure we are in full legal compliance.

Also today, Kristi Savacool, CEO of Aon Hewitt’s Benefits Administration business, and Jim Konieczny, CEO of Aon Hewitt’s HR Business Process Outsourcing business, each announced their planned leadership team appointments for the future Aon Hewitt organization. You can find all of the announcements by visiting the Aon Hewitt Integration Portal from links on KE and The Source.

I am excited about our future and look forward to working with this leadership team and other leaders across the globe to ensure we realize the full value of this great combination.

Regards,

Bal

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.